UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Clark, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

181457102
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 181457102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Skyline Asset Management, LP - 36-4023693
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	Not Applicable
(b)	Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	948,549
	7. Sole Dispositive Power
	8. Shared Dispositive Power	995,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	995,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not Applicable
11.	Percent of Class Represented by Amount in Row (9)	5.63%
12.	Type of Reporting Person (See Instructions)
IA - Investment Adviser

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Item 1.

(a)	Name of Issuer
Clark, Inc.
(b)	Address of Issuer’s Principal Executive Offices
102 South Wynstone Park Drive, North Barrington, Illinois 60010

Item 2.

(a)	Name of Person Filing
The Shares reported herein are held by Skyline Asset Management, LP ("Skyline") as investment adviser to certain client accounts ("accounts") over which Skyline exercises discretion.
(b)	Address of Principal Business Office or, if none, Residence
311 South Wacker Drive, Chicago, Illinois 60606
(c)	Citizenship
Delaware Limited Partnership
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 181457102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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(a)	Amount beneficially owned:
995,300
(b)	Percent of class:
5.63%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote NONE.

(ii)	Shared power to vote or to direct the vote 948,549*.

(iii)	Sole power to dispose or to direct the disposition of NONE.

(iv)	Shared power to dispose or to direct the disposition of 995,300*.

* The filing of this Schedule 13G shall not be construed as an admission that Skyline is, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement. However, pursuant to Rule 13d-3(a), all shares beneficially owned by the accounts, with respect to which Skyline has been delegated shared voting power and shared dispositive power, are considered to be shares beneficially owned by Skyline solely by reason of such designated powers.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007
Date
/s/ Deanna B. Marotz
Signature
Deanna B. Marotz / Chief Compliance Officer
Name/Title

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